EXHIBIT J

             Analysis of the Economic Impact of a Divestiture of the
                 Electric Operations of KeySpan Generation, LLC

I.       Executive Summary

KeySpan Corporation, d/b/a KeySpan Energy ("KeySpan") has prepared this analysis in order to quantify the economic impact on shareholders and customers of a spin-off, into a separate, stand-alone entity, of KeySpan's electric generation business which is conducted through its wholly-owned subsidiary, KeySpan Generation, LLC ("KeySpan Generation", or the "Company"). KeySpan Generation owns and operates an aggregate of 53 steam and internal combustion electric generating units located throughout Long Island having a total capacity of approximately 4032 megawatts. The Company provides electric capacity, energy conversion, and ancillary services to the Long Island Power Authority ("LIPA"), the corporate municipal instrumentality providing retail electric service to Long Island, pursuant to a Power Supply Agreement dated as of June 26, 1997 and effective May 28, 1998 (the "Power Supply Agreement" or "PSA") and approved by the Federal Energy Regulatory Commission ("FERC").1 This study analyzes and shows the additional costs and inefficiencies the Company would incur if operated as an electric generation business independent from other KeySpan businesses. This assessment is based on the current operating structure of KeySpan's holding company system as well as knowledge of the staffing requirements of other electric utilities based on benchmarking data supplied by Mercer Management Consulting, Inc. ("Mercer").

____________________

1 On May 28, 1998, LIPA purchased the electric transmission and distribution system of the Long Island Lighting Company ("LILCO") for the purposes of reducing retail electric rates by acquiring all of the outstanding common stock of LILCO for $2.5 billion in cash and assuming certain liabilities of the company including approximately $3.4 billion in debt. Immediately prior to the acquisition, all of LILCO's assets employed in the conduct of its gas distribution and non-nuclear generation businesses,

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

The effects on shareholders were calculated based on the increased costs from divestiture assuming no regulatory nor contract rate relief to recover these additional costs. The effects on customers were calculated assuming recovery of additional costs from LIPA under a modified PSA. This study attempts to quantify many of the direct increases in the cost of labor, facilities, information technology resources, and financing that would be experienced in the event of a spin-off of the Company. In addition to such direct costs, the Company's generation business obtains a number of indirect benefits as part of KeySpan's holding company system which are difficult to quantify and would be lost in the event of divestiture. These indirect lost economies, such as the procurement of equipment, are discussed in the body of this report. Furthermore, KeySpan Generation's contractual obligations to LIPA place significant restrictions on the disposition and operation of the Company's assets and resources. These restrictions would complicate a divestiture and are discussed in more detail in this report.

Shareholder Perspective

Our analysis indicates that a divestiture of KeySpan Generation into a stand-alone company would result in increased operating expenses primarily due to higher labor and overhead costs for the stand-alone company. The total annual impact of lost economies is estimated to be approximately $17.4 million. Incremental staffing requirements would total 84 full-time management and staff positions. The estimated total incremental labor costs are expected to be $9.1 million annually. The other $8.3 million in incremental costs are due to insurance and external auditing costs, spin-off transaction costs, and costs

__________________

and all common assets used by LILCO in the operation and management of these businesses, were sold to KeySpan. The non-nuclear generation assets were then transferred to the Company by KeySpan.

to replace and/or duplicate information systems hardware and software. The estimated effects on the Company are shown in Table 1 below.

In Table 1, lost economies represent the additional costs, excluding income taxes, for the Company, assuming operation as a stand-alone entity. Total Revenues reflect the electric operating revenues for the Company for the 12 months ended December 31, 1999. Total Expenses include all operation and maintenance (O&M) expenses, depreciation, taxes other than income taxes, and interest expense.2 Gross Income is the difference between Total Revenues and Total Expenses excluding income taxes. Net Income is equal to Gross Income less income taxes. Rate Base refers to the book capitalization at December 31, 1999.



                                     Table 1

                               KeySpan Generation

                Annual Effects of Lost Economies on Shareholders
                                    ($000's)



    --------------------------------------      ------------------------------
    Total Lost Economies                                      $17,374
    ---------------------------------------     ------------------------------
    Lost Economies as a percent of:
    ---------------------------------------     ------------------------------
           Total Revenues                                        5.5%
   ----------------------------------------    -------------------------------
           O&M Expenses                                         16.4%
   ----------------------------------------    -------------------------------
           Total Expenses                                        6.0%
   ----------------------------------------    ------------------------------
           Gross  Income                                        60.8%
   ----------------------------------------    -------------------------------
           Net Income                                           48.3%
   ----------------------------------------    -------------------------------
   In absence of rate relief
   ----------------------------------------    -------------------------------
           Estimated return on rate base                         5.6%
   ----------------------------------------    --------------------------------
           Estimated return on equity                            4.7%
   ----------------------------------------    ---------------------------------


___________________

2 Except for fuel handling costs, no fuel expenses are reported in O&M or Total Expenses. Fuel is not a Company expense because LIPA purchases and pays for fuel needed by the Company to generate the electricity provided to LIPA under the PSA.

Customer Perspective

Assuming the Company was allowed to recover the increased costs of stand-alone operations including related income taxes pursuant to the PSA, and the increased costs were passed on by LIPA to its ratepayers, the projected effect on the over one million retail electric customers of Long Island is as follows:



                                     Table 2
      Annual Effects of Lost Economies on LIPA's Retail Electric Customers
                                    ($000's)


       Rate Revenue

       ---------------------------------------     ---------------------------
            Pre-Spin-Off                                 $303,161
       ---------------------------------------     ---------------------------
            Post-Spin-Off                                $320,535
       ---------------------------------------     ---------------------------
            Dollar Increase                               $17,374
       ----------------------------------------    ---------------------------
            Percent Rate Increase                            5.7%
       ---------------------------------------     ---------------------------

Conclusion

The economies that KeySpan Generation realizes from KeySpan's consolidated administration and management of its electric and gas operations provide significant benefits to customers and shareholders. The centralized management provided by KeySpan allows the Company to realize economies of scale in the procurement of equipment, various technical and administrative services, and financing. Spinning the business off into a stand-alone company would likely result in substantial cost increases and significant earnings decreases absent regulatory and contract rate relief. Without a rate adjustment, which under the terms of the PSA may not occur prior to June 1, 2003, without LIPA's and FERC's approval, such increased costs would be borne by the shareholders of KeySpan Generation. As a result, the spin-off would have significant negative impacts on shareholders.


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

The increased costs from divestiture, whether or not they are recoverable via the PSA, are unlikely to result in an increased level and quality of service above that currently provided to LIPA. Nevertheless, the estimated rate increase required to recover lost economies is 5.8%. This increase would make the stand-alone company less competitive at a time when competition in the energy industry is rapidly increasing due to state and federal restructuring efforts in both the electric and gas industries.

Based on the foregoing, KeySpan Generation's operations as a stand-alone entity would adversely affect both KeySpan's shareholders and LIPA's one million plus retail electric customers. Therefore, it is in the best interest of shareholders and ratepayers to permit KeySpan to retain KeySpan Generation. Furthermore, since LIPA now owns the electric transmission and distribution system on Long Island and entered into various management and power supply agreements with KeySpan subsidiaries for the purpose of reducing electric rates on Long Island, it is unlikely that LIPA would approve of a divestiture of KeySpan Generation that could result in higher rates for its customers. In fact, the generation rates currently being charged by the Company under the PSA include annual credits totaling $173 million over a ten year period to reflect anticipated costs savings that were forecasted to result from the merger and consolidation of LILCO's common and administrative assets and functions with those of KeySpan.


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


II.      Analytical Approach and Study Assumptions

A.       Overview

To estimate the increased costs due to a divestiture of KeySpan Generation, an organizational assessment of the Company was performed as it exists today; first on its own, and then as part of the larger KeySpan organization. To assess where additional costs would be incurred as a result of a divestiture, the areas and functions which are currently being provided fully or partially by various KeySpan service company affiliates (the "Service Companies"), were examined. Given that the Company would be operating on a stand-alone basis and would need to either perform these functions on its own or outsource these responsibilities, an estimate was made of the additional costs that would be incurred as a result of transferring the functions provided by the parent and the Service Companies to the stand-alone entity.

In performing this assessment, each area, department, or function was incorporated into the stand-alone Company to ensure that the current level of service being provided to LIPA is maintained. The increased costs were then estimated by comparing the incremental costs of stand-alone operations with the allocated charges from the parent and the Service Companies. While divestiture would likely impact the costs of many departments and business units within KeySpan Generation, the study does not assume additional cost increases in areas outside of the functional and administrative departments provided by the parent and the Service Companies. The study does, however, attempt to quantify the increased shareholder-related costs associated with independent corporate existence.

The analysis of lost economies presented herein is based on the organizational structure of KeySpan that existed at year-end 1999. Under this structure, executive management, and common, administrative and general functions have been consolidated and streamlined to achieve economies of scale, and are provided to KeySpan's regulated and non-regulated businesses by the parent and the Service Companies. Functions performed under this consolidated arrangement include executive management, human resources, information systems and technology,
accounting,   payroll,  financial  reporting,  customer  relations,  public  and governmental relations, facilities and vehicle management, financial and strategic planning, treasury services, insurance and risk management, legal services, and investor relations.

In evaluating the impact of a divestiture of KeySpan Generation, various assumptions were made based on the current operating structure and relationships between KeySpan and each of its subsidiaries and information obtained from Mercer, a firm which provides benchmarking data on U.S. energy company staffing levels by function and size. A discussion of the key assumptions used to estimate the lost economies is provided below.

B.  Spin-Off Assumptions

The study assumes that KeySpan Generation will be divested as a separate stand-alone entity. Once divested, this entity would operate as an independent, publicly held, and regulated company. It would have all necessary management personnel, along with all facilities, equipment, materials and supplies, required to operate as a stand-alone, regulated electric generation company.

1.   Staffing and Labor Costs

     For the purpose of determining incremental staffing requirements for the stand-alone company, a sufficient number of employees were assumed to be added to ensure that LIPA continued to receive the present level and quality of service, and that the direct employees of the Company continue to utilize many of the same systems and processes in daily operations. The labor cost estimates for additional support staff are based upon assessments of straight-time, incentive compensation, and pension and benefit costs for current holding and service company employees and industry benchmarking data. Given the continuing tightness in the labor markets, the levels of incentive compensation for executive staff included in this study may not be reflective of the current compensation packages required to retain quality management in executive positions.

     Although KeySpan Generation benefits from the centralized procurement of employee benefits provided by a service company, for purposes of this study, it was assumed that benefit levels and costs would remain unchanged in the stand-alone organization. In addition, the study assumes that labor costs for the direct employees of the generation company are not expected to change as well.

     The specific cost figures for additional support staff labor costs are based on average salary figures from the parent and the Service Companies, utility benchmarking data provided by Mercer, and KeySpan's experience in generation company management. A benefits-cost adder was then applied, which was developed based on 1999 benefit

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

     costs as a percentage of total wages and salaries for the parent and its Service Companies. Estimates of the portion of increased labor expenses that are likely to be capitalized are based on the percentage of allocated common and administrative labor expenses that were capitalized by the Company in 1999.

2.   Engineering Expenses

     For the most part, engineering services and associated expenses are provided to KeySpan Generation by company employees on a dedicated, direct charge basis. Therefore, it was assumed that such employees currently providing these services would be transferred to KeySpan Generation as part of the divestiture and thus, result in no incremental costs or lost economies.

3.  Capital Expenditures

     The majority of increased capital expenditures are most likely to arise from increased capitalized support staff labor expenses, higher procurement costs due to losses in purchasing efficiencies, and the need to separate, duplicate, and replace various information systems previously provided on a centralized basis. These incremental information systems costs include computer hardware, software, and systems applications for centralized functions within the Service Companies (e.g., financial, accounting, and human resources, etc.) which must be performed independently in the stand-alone company.

4.   Transition/Transaction Costs

     The divestiture of KeySpan Generation and the creation of a stand-alone utility would be a complex legal and financial transaction that would incur significant transition costs. There would be costs for issuance of new equity securities. Other transaction costs include legal and financial advisory fees, fees for independent accountants, actuaries, investment bankers, transfer taxes, and title insurance fees. As discussed above, KeySpan Generation would incur significant costs to either purchase, duplicate, or replace many of the information systems provided by KeySpan. KeySpan Generation would experience significant costs for hiring and training the 84 additional staff required for stand-alone operations.

5.  Other Shareholder Costs

     The divestiture of KeySpan Generation would create a new independent, publicly traded company. As a result, KeySpan Generation would be responsible for shareholder-related costs including the issuance of annual reports and proxy statements, external reporting to the Securities and Exchange Commission, annual shareholder meeting, and other investor-relations expenses.

6.  Cost Pass Through

     In estimating the impacts of additional costs on LIPA's customers, it was assumed that full pass through of the increased costs would be allowed in FERC rate proceedings and contract prices negotiated with LIPA beginning in 2004, the sixth year of the PSA.

7.  Third-Party Contracts

     All existing contracts between KeySpan Generation and third parties are assumed to continue in the spun-off company.

III. Functions of the Service Companies

     While each company currently exists as a wholly-owned subsidiary within the KeySpan organization, certain business functions are provided on a consolidated basis to each subsidiary by the Service Companies. The Service Companies are an integral part of KeySpan and serve to centralize certain administrative and operational functions in an effort to achieve better organizational efficiencies. The Service Companies provide certain common corporate administrative services to KeySpan Generation including human resources planning and administration; accounting, finance and treasury services; insurance and risk management; regulatory and governmental relations; corporate communications and external relations; information systems and technology; materials management and procurement; legal services; corporate and strategic planning; internal auditing; billing and payment processing; budget administration; security services; fleet services; building design and maintenance; and management of affiliate-owned or leased buildings.

     Through this centralized administration, the costs of such functions are shared among the KeySpan companies through direct and indirect cost allocation. Due to economies of scale, each company benefits from receiving these services at a lower cost than if it provided them on its own.

IV.  Analysis of Lost Economies from Divestiture on KeySpan Generation
     Overview

     KeySpan Generation owns and operates an aggregate of 53 steam and internal combustion electric generating units located throughout Long Island having a total capacity of approximately 4032 MW. KeySpan Generation and KeySpan Gas East Corporation, an affiliate that provides gas service to approximately 500,000 retail customers on Long Island, have a long historical relationship because their gas and electric assets were originally owned and operated by LILCO on an integrated basis. When KeySpan acquired these assets in 1998, they were transferred into the separate companies. Substantially all the employees of LILCO were also transferred to KeySpan and its affiliates in order to maintain and enhance efficiencies of operations. Currently, ten out of eleven of KeySpan Generation's steam generating plants are capable of burning gas to generate electricity.

     KeySpan Generation provides electric capacity, energy conversion, and ancillary services to LIPA pursuant to the PSA. Under the terms of the PSA, LIPA has the option of electing to "ramp-down" the capacity it purchases from KeySpan Generation beginning in 2005, year seven of the PSA. In years seven through ten of the PSA, if LIPA elects to ramp-down, KeySpan Generation is entitled to receive payment for 100% of the present value of the capacity charges otherwise payable over the remaining term of the PSA. In years 11 through 15 of the PSA, if LIPA elects to ramp-down, capacity charges otherwise payable by LIPA will be reduced. Capacity released in accordance with the ramp-down provisions of the PSA may be used by KeySpan Generation to bid on new LIPA capacity requirements or to bid on

     LIPA's capacity requirements to replace other ramped-down capacity. If KeySpan Generation continues to operate the ramped-down capacity, the PSA requires it to use reasonable efforts to market the capacity and energy from the ramped-down capacity and to share any profits with LIPA. In addition, pursuant to the terms of the Generation Purchase Right Agreement, entered into in June 1997 and effective May 1998, (the "GPRA"), LIPA has an exclusive one year option to purchase all outstanding membership interests in KeySpan Generation beginning May 28, 2001. The GPRA also provides that until such option expires, all or any part of KeySpan Generation's membership interests may not be sold or transferred to non-affiliates without LIPA's prior consent. Therefore, a divestiture of KeySpan Generation without LIPA's consent would violate the terms of the GPRA and subject the Company and KeySpan to liability for breach of the GPRA. The amount of such potential liability cannot be quantified. Accordingly, the significant increase in costs that would be occasioned by a divestiture of KeySpan Generation would adversely affect its ability to compete in the long-term and could further result in the payment of damages for violating the provisions of the GPRA.

     As a subsidiary of KeySpan, many administrative and operational functions are performed for KeySpan Generation by the Service Companies. Thus, the majority of increased costs from divestiture result from the need to replace service-company related personnel and resources with staff directly employed or hired by KeySpan Generation.

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


     Organizational and Staffing Impact

     Currently, KeySpan Generation has approximately 940 direct employees. If KeySpan Generation were spun-off from KeySpan's system as a stand-alone entity, it would need to expand its organizational structure to add the executive, administrative, and operational staff to perform the functions it currently receives from the parent and the Service Companies. Based on our analysis, it is estimated that a total of 268 additional service-related personnel would be needed for KeySpan Generation to operate as a stand-alone company. Of the 268 employees, 184 employees are currently allocated to KeySpan Generation by the parent and the Service Companies. Therefore, a total of 84 employees would be considered incremental.

     KeySpan Generation's organizational structure as of December 31, 1999 was used as a pattern for developing the new stand-alone organization. To support a stand-alone corporate structure, an additional staff of 84 employees would be required to perform service company related functions. Table 3 provides a breakdown of the incremental additions by executive position. The new areas and their relationship to the December 31, 1999 KeySpan Generation organizational structure are summarized in Table 3 and the discussion below.

                                     Table 3

             Summary of Staffing Requirements at KeySpan Generation


                                                    Total Incremental
   Executive & Staff Positions                         Employees

   CEO & secretary                                            2
   Chief Operating Officer                                    1
   VP of Operations & staff                                   8
   Chief Information Officer & staff                        27
   Chief Financial Officer & secretary                        2
   VP of Finance and Treasurer & staff                        8
   Controller & staff                                       23
   Dir. Investor Relations & staff                            2
   Dir. of Corporate Planning                                 1
   VP/General Counsel & secretary                             2
   Dir. of External Affairs & Policy Dev.                     1
   VP of Human Resources & staff                              7
                                                     ----------
        Total                                                84

Board of Directors

The Board of Directors is assumed to consist of 6 directors (2 inside and 4 outside) based on the size and scope of KeySpan Generation.

Chief Executive Officer (CEO): The CEO position would report to KeySpan Generation's Board of Directors. The CEO would be responsible for representing the corporation to LIPA, the financial community, regulators and the public. This position would have reporting relationships with the new executives and staff added as a result of the divestiture.

Chief Operating Officer (COO): The COO would report directly to the CEO and would be responsible for the overall operating activities of the company. The COO position would oversee the work of two vice presidents: the Vice President of Operations and the Chief Information Officer.

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


Vice President (VP) of Operations would oversee the mailroom, reproduction, purchasing, facilities management, and materials management functions, as well as the real estate function, and the 8 additional staff (including the VP) required to perform these activities.

Chief Information Officer (CIO) would be responsible for the information technology needs of KeySpan Generation. This position would oversee all information systems, communication systems, data processing, application development, and software and hardware procurement within the KeySpan Generation organization. Approximately, 27 staff positions (including the VP) would be added to support the information technology needs of KeySpan Generation as a stand-alone company.

Chief Financial Officer (CFO): The Chief Financial Officer would report directly to the CEO and would be responsible for corporate finance, treasury, risk management, accounting, internal auditing, investor relations, and corporate planning. The CFO would oversee the work of the VP of Finance and Treasury, the Controller, and two directors: the Director of Investor Relations and the Director of Corporate Planning.

VP of Finance and Treasury position would incorporate the role of Treasurer and corporate finance, including risk management, claims, and financial systems. This position would be in charge of all financing, both debt and equity for the new corporate entity. Approximately 8 (including the VP) new positions would be needed in this organization.

Controller would assume the accounting-related functions currently directed by KeySpan's Controller. The Controller would oversee all accounting, transaction processing, internal auditing, external reporting, and tax functions of the Company. An additional 23 (including the Controller) management and staff positions would be required to support these accounting and processing services.

Director of Investor Relations would handle all financial corporate communications and would be in charge of producing the Annual Report and organizing the annual stockholder meetings. An additional 2 (including the Director) positions would be required to support these services.

Director of Corporate Planning would be responsible for strategic and financial planning and budgeting. Except for the director, no incremental positions would be required to support these services.

VP/General Counsel and Secretary would report directly to the CEO and would be responsible for overseeing legal affairs, government affairs, and corporate communications. The General Counsel and Secretary would also be responsible for all corporate legal matters, environmental compliance, SEC compliance, litigation, state and federal regulatory matters, labor and benefit legal matters, contracts and corporate governance. The General Counsel and Secretary would oversee all legal services procured from outside attorneys. A new director position under the General Counsel would be created to consolidate the external affairs, corporate affairs, corporate communications, and policy development work of KeySpan Generation. The Director of

External Affairs and Policy Development would report to the General Counsel and Secretary. Except for the VP/General Counsel, the Director of External Affairs and Policy Development, and a secretarial position, no other additional staff would be required in this organization.

VP of Human Resources: The VP of Human Resources would report directly to the CEO and would be responsible for compensation, benefits, staffing, labor relations, training, employee relations, organizational planning & design, and health & safety services. Three director positions would be created to head up these areas: the director of compensation and benefits; the director of labor and employee relations; and the director of employee staffing, training & development, who would also be responsible for organization planning & design, and health & safety services. The spin-off of KeySpan Generation would require an additional staff of 7 (including the VP) within the Human Resources function.

Facilities Impact

If KeySpan Generation were to spin-off from KeySpan, a new office location would be required to accommodate 268 management and administrative personnel. It is estimated that approximately 36,600 sq. ft. would be required based on 137 sq. ft. per employee. The estimated cost for this space is $1,097,417 per year. However, when compared with the current allocation of $368,142 for lease expenses to KeySpan Generation from the Service Companies, the net effect on KeySpan Generation is an increase of $729,275 in annual lease expenses.

Information Technology - Non-labor/Outside Services

KeySpan Generation would experience significant non-labor cost increases as a result of the need to assume full responsibility for the information technology functions currently provided by the Service Companies. The additional labor-related costs have already been incorporated into the labor cost figures reflected above. Many of these non-labor costs would be one-time transition costs for the replacement and duplication of central systems currently operated and maintained by the Service Companies. These systems, which would be separated and/or duplicated for KeySpan Generation, include the following: employee and human resources, payroll, purchasing, inventory, project accounting, general ledger, accounts receivable, budgeting, and fixed asset accounting. The costs to separate, replace, and duplicate all these systems are estimated to be approximately $21 million. Assuming the systems are depreciated on the same basis as that used by KeySpan, the annual depreciation costs would be $2.1 million. While the majority of these information technology related costs would be one-time transition costs, annual maintenance and lease costs (which have not been factored into the projected expense calculation) are expected to be higher for the stand-alone company. Currently, KeySpan outsources a portion of its computer help desk function, however, it is uncertain whether KeySpan Generation would be able to continue this arrangement on a stand-alone basis at its current cost. In addition, KeySpan Generation would lose the opportunity to jointly develop new applications and share the cost of those applications with other corporate entities.

Transition/Transaction Costs

The divestiture of KeySpan Generation and the creation of a stand-alone utility would be a complex legal and financial transaction that would result in significant transition costs. The costs for issuance of new equity securities are based on standard fees for similar transactions by other utilities. Other transaction costs include legal and financial advisory fees, fees for independent accountants, actuaries, investment bankers, and transfer tax, and title insurance fees. As discussed above, KeySpan Generation would incur significant costs to either purchase, duplicate, or replace many of the information systems provided by the Service Companies. KeySpan Generation would experience significant costs for hiring and training the 84 additional staff required for stand-alone operations. The costs associated with hiring and training were estimated to be 10% of a new hire's first year salary. Table 4 sets forth the transition/transaction costs that would be applicable in a spin-off of KeySpan Generation.


                                     Table 4
       Summary of Transition/Transaction Costs for KeySpan Generation LLC
                                    ($000's)

      --------------------------------------      -----------------------------
                   Category                               Total Fees

       --------------------------------------      -----------------------------
       Transaction Costs                                    $2,000
       --------------------------------------      -----------------------------
       Legal fees                                           $2,847
       ---------------------------------------     -----------------------------
       Investment Bankers                                   $2,488
       ---------------------------------------     -----------------------------
       Accountants                                            $150
       ---------------------------------------     -----------------------------
       Hiring/Training                                      $1,501
       ---------------------------------------     -----------------------------
       Transfer Taxes                                       $6,157
       ---------------------------------------     -----------------------------
       Title Insurance                                      $1,092
       ---------------------------------------     -----------------------------
       Total Costs                                        $ 16,234
       ---------------------------------------     -----------------------------
       Annual Amortization (10 years)                       $1,623
       ---------------------------------------     -----------------------------


Summary of Impacts for KeySpan Generation Spin-Off

The study illustrates that a spin-off of KeySpan Generation into a stand-alone company would require an additional 84 full-time management and staff positions. Based on the assumptions set forth in Section II and the staffing requirements outlined in Table 3, the annual cost increase if KeySpan Generation were spun-off into a stand-alone entity is estimated to be approximately $17.4 million. The categories of cost increases are set forth in Tables 5, 6 and 7 below.


                                     Table 5
                Summary of Lost Economies for KeySpan Generation
                                    ($000's)

   --------------------------------------      -----------------------------
            Cost Category                             Annual Increase
   -------------------------------------       ------------------------------
   Labor O&M                                            $9,106
   --------------------------------------      -----------------------------
   Board of Directors' Fees                                $80
   ---------------------------------------     ------------------------------
   Facilities Expense                                     $729
   ---------------------------------------     ------------------------------
   Amortization of IT Replacement                       $2,100
   Costs
   ---------------------------------------     -------------------------------
   Financing Costs on IT Investment                     $1,389
   ---------------------------------------     -------------------------------
   Amortization of Transaction Costs                    $1,623
   ----------------------------------------    -------------------------------
   Transaction Expense Financing                        $1,074
   Costs
   ----------------------------------------    -------------------------------
   Other Shareholder Expenses                            ($26)
   ----------------------------------------    -------------------------------
   Insurance Costs                                      $1,299
   ----------------------------------------    -------------------------------
   Total Lost Economies                               $17, 374


                                     Table 6
                               KeySpan Generation
                Annual Effects of Lost Economies on Shareholders
                                    ($000's)


  --------------------------------------      ------------------------------
  Total Lost Economies                                     $17,374

  ---------------------------------------     ------------------------------
  Lost Economies as a percent of:
  ---------------------------------------     ------------------------------
         Total Revenues                                        5.5%
  ----------------------------------------    -------------------------------
         O&M Expenses                                         16.4%
  ----------------------------------------    -------------------------------
         Total Expenses                                        6.0%
  ----------------------------------------    ------------------------------
         Gross  Income                                        60.8%
  ----------------------------------------    -------------------------------
         Net Income                                           48.3%
  ----------------------------------------    -------------------------------
  In absence of rate relief
  ----------------------------------------    -------------------------------
         Estimated return on rate base                         5.6%
  ----------------------------------------    --------------------------------
         Estimated return on equity                            4.7%
  -----------------------------------------   --------------------------------



                                     Table 7
      Analysis of Customer Impacts of Lost Economies for KeySpan Generation
                                    ($000's)

   --------------------------------------      ------------------------------
   Rate Revenue
   ---------------------------------------     ------------------------------
                Pre-Spin-Off                          $303,161
   ---------------------------------------     ------------------------------
                Post-Spin-Off                         $320,535
   ---------------------------------------     -------------------------------
                Dollar Increase                        $17,374
   ----------------------------------------    -------------------------------
                Percent Rate Increase                     5.7%
   ---------------------------------------     -------------------------------